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            Nuveen Massachusetts Dividend Advantage Municipal Fund 2
                              333 West Wacker Drive
                             Chicago, Illinois 60606

                                 March 29, 2004

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Nuveen Massachusetts Dividend Advantage Municipal Fund 2 (CIK: 0001177213) Request for Withdrawal of Registration Statement on Form N-2
     File Nos. 333-92280, 811-21155

Ladies and Gentlemen:

     On July 12, 2002, Nuveen Massachusetts Dividend Advantage Municipal Fund 2 (the "Registrant") filed a registration statement on Form N-2 relating to the registration of common shares of beneficial interest of Nuveen Massachusetts Dividend Advantage Municipal Fund 2 (accession number 0000950131-02-002652). The registration statement has not yet become effective.

     Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, the Registrant hereby requests the withdrawal of the above mentioned Form N-2 for Nuveen Massachusetts Dividend Advantage Municipal Fund 2. No securities were sold in connection with the offering.

     If you have any questions regarding this filing, please contact the undersigned at (312) 917-7883.

                                        Sincerely,

                                        Nuveen Massachusetts Dividend Advantage
                                        Municipal Fund 2
                                        (Registrant)


                                        By: /s/ Jessica R. Droeger
                                            ------------------------------------
                                            Jessica R. Droeger
                                            Vice President